UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Fourth Quarter and Full Year 2024 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Fourth Quarter 2024 Financial Results

Total revenue for the fourth quarter of 2024 increased 0.6% to 65,680 kEUR from 65,295 kEUR for the fourth quarter of 2023.

Revenue from our Materialise Medical segment increased 14.3% to 31,837 kEUR for the fourth quarter of 2024, compared to 27,848 kEUR for the same period in 2023.

Revenue from our Materialise Software segment decreased 1.1% to 11,124 kEUR from 11,250 kEUR for the same quarter last year.

Revenue from our Materialise Manufacturing segment decreased 13.3% to 22,719 kEUR from 26,198 kEUR for the fourth quarter of 2023.

Gross profit decreased 3.2% to 36,365 kEUR for the fourth quarter of 2024 from 37,548 kEUR for the same period last year. Gross profit as a percentage of revenue was 55.4%, compared to 57.5%.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 10.2% to 38,990 kEUR for the fourth quarter of 2024 from 35,375 kEUR for the fourth quarter of 2023 mainly driven by a 19.6% increase in R&D spend.

Net other operating income was 1,357 kEUR compared to (3,287) kEUR for the fourth quarter of 2023, whereas the last quarter of 2023 included non-recurring charges from the impairment of goodwill, tangible and intangible assets of 4,228 kEUR.

The operating result was (1,268) kEUR, compared to (1,113) kEUR for the fourth quarter of 2023.

Net financial result for the fourth quarter of 2024 was 3,301 kEUR, compared to (234) kEUR for the corresponding period of 2023 reflecting favorable effects from exchange rate fluctuations.

The fourth quarter of 2024 contained net tax income of 874 kEUR, compared to net tax income of 809 kEUR for the fourth quarter of 2023.

As a result of the above, net profit for the fourth quarter of 2024 was 2,907 kEUR, compared to a net loss of (539) kEUR for the same period in 2023. Total comprehensive income for the fourth quarter of 2024 was 1,432 kEUR, compared to (112) kEUR for the 2023 period.

Cash flow from operating activities for the fourth quarter of the year 2024 was 6,218 kEUR, compared to 195 kEUR for the same period in 2023. Total capital expenditures for the fourth quarter of the year 2024 amounted to 7,760 kEUR.

Adjusted EBITDA decreased to 4,306 kEUR for the fourth quarter of 2024 from 8,474 kEUR for the 2023 period. Adjusted EBIT amounted to (1,195) kEUR, compared to 3,154 kEUR for the same period in 2023.

Adjusted EBITDA from our Materialise Medical segment was 9,547 kEUR compared to 9,365 kEUR, while the Adjusted EBITDA margin for the segment (segment EBITDA divided by segment revenue) was 30.0%, compared to 33.6% for the prior-year period.

Adjusted EBITDA from our Materialise Software segment amounted to 1,123 kEUR compared to 1,259 kEUR, while the Adjusted EBITDA margin for the segment was 10.1%, compared to 11.2% for the prior-year period.

Adjusted EBITDA from our Materialise Manufacturing segment decreased to (2,989) kEUR compared to 557 kEUR, while the Adjusted EBITDA margin for the segment was (13.2)%, compared to 2.1% for the prior-year period.

Full Year 2024 Results

Total revenues for the year ended December 31, 2024 increased 4.2% to 266,765 kEUR from 256,127 kEUR for the year ended December 31, 2023.

Revenues from our Materialise Medical segment grew by 14.8% for the year ended December 31, 2024 to 116,358 kEUR from 101,376 kEUR for the year ended December 31, 2023.

Revenues from our Materialise Software segment decreased 1.2% to 43,899 kEUR for the year ended December 31, 2024 compared to 44,442 kEUR for the year ended December 31, 2023.

Revenues from our Materialise Manufacturing segment decreased 3.4% to 106,508 kEUR for the year ended December 31, 2024 from 110,310 kEUR for the year ended December 31, 2023.

Gross profit increased 3.9% to 150,826 kEUR from 145,131 kEUR last year. Gross profit as a percentage of revenue was 56.5%, compared to 56.7% in 2023.

Net other operating income was 4,223 kEUR compared to (6,524) kEUR for 2023, whereas 2023 included non-recurring charges from the impairment of goodwill, tangible and intangible assets of 4,228 kEUR.

Operating result amounted to 9,432 kEUR for the year ended December 31, 2024 compared to 5,619 kEUR in the prior year.

Net financial result amounted to 4,707 kEUR, compared to net financial result of 1,154 kEUR for the year ended December 31, 2023. Income taxes amounted to (733) kEUR compared to (78) kEUR for the year ended December 31, 2023. As a result, net profit was 13,406 kEUR for 2024 compared to a net profit of 6,695 kEUR in 2023.

At December 31, 2024, we had cash and equivalents of 102,304 kEUR compared to 127,573 kEUR at December 31, 2023. Gross debt reduced to 41,284 kEUR (of which 12,997 kEUR was short term), compared to 64,398 kEUR at December 31, 2023.

Cash flow from operating activities for the year ended December 31, 2024 was 31,456 kEUR compared to 20,157 kEUR in the year ended December 31, 2023. Total capital expenditures for the year ended December 31, 2024 amounted to 26,377 kEUR.

Net shareholders’ equity at December 31, 2024 was 248,492 kEUR compared to 236,594 kEUR at December 31, 2023, representing an increase of 5.0%.

Adjusted EBITDA for 2024 amounted to 31,484 kEUR compared to 31,397 kEUR for 2023. The Adjusted EBITDA margin was 11.8% in 2024, compared to 12.3% in 2023. Adjusted EBIT for 2024 amounted to 9,741 kEUR compared to 9,886 kEUR for 2023. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for 2024 was 3.7%, compared to 3.9% for 2023.

Adjusted EBITDA from our Materialise Medical segment increased to 35,562 kEUR from 26,544 kEUR. The segment’s Adjusted EBITDA margin was 30.6% in 2024, compared to 26.2% in 2023.

Adjusted EBITDA from our Materialise Software segment decreased to 5,562 kEUR from 7,450 kEUR in 2023. The segment’s Adjusted EBITDA margin was 12.7% in 2024, compared to 16.8% in 2023.

Adjusted EBITDA from our Materialise Manufacturing segment amounted to 1,660 kEUR compared to 7,537 kEUR. The segment’s Adjusted EBITDA margin was 1.6% in 2024, compared to 6.8% in 2023.

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.039, the reference rate of the European Central Bank on December 31, 2024.

About Materialise

Materialise incorporates over 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In '000	2024	2024	2023	2024	2023
	U.S.$	€	€	€	€
Revenue	68,235	65,680	65,295	266,765	256,127
Cost of Sales	(30,455)	(29,315)	(27,747)	(115,940)	(110,996)
Gross Profit	37,780	36,365	37,548	150,826	145,131
Gross profit as % of revenue	55.4%	55.4%	57.5%	56.5%	56.7%

Research and development expenses	(12,569)	(12,099)	(10,116)	(44,400)	(38,098)
Sales and marketing expenses	(17,131)	(16,490)	(15,403)	(61,620)	(57,822)
General and administrative expenses	(10,806)	(10,402)	(9,855)	(39,597)	(37,068)
Net other operating income (expenses)	1,410	1,357	(3,287)	4,223	(6,524)
Operating (loss) profit	(1,316)	(1,268)	(1,113)	9,432	5,619

Financial expenses	(451)	(434)	(266)	(4,516)	(3,865)
Financial income	3,880	3,735	32	9,224	5,019
(Loss) profit before taxes	2,113	2,033	(1,348)	14,139	6,772

Income Taxes	908	874	809	(733)	(78)
Net (loss) profit for the period	3,021	2,907	(539)	13,406	6,695
Net (loss) profit attributable to:
The owners of the parent	3,030	2,917	(529)	13,436	6,722
Non-controlling interest	(10)	(10)	(10)	(30)	(27)

Earning per share attributable to owners of the parent
Basic	0.05	0.05	(0.01)	0.23	0.11
Diluted	0.05	0.05	(0.01)	0.23	0.11

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,148	59,148	59,067	59,105	59,085

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In 000€	2024	2024	2023	2024	2023
	U.S.$	€	€	€	€
Net profit (loss) for the period	3,021	2,907	(539)	13,406	6,695
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(1,536)	(1,478)	759	(1,795)	1,255
Non-recycling
Fair value adjustments through OCI - Equity instruments	3	3	(331)	3	(331)
Other comprehensive income (loss), net of taxes	(1,532)	(1,475)	428	(1,792)	924
Total comprehensive income (loss) for the year, net of taxes	1,487	1,432	(112)	11,615	7,619
Total comprehensive income (loss) attributable to:
The owners of the parent	1,501	1,445	(102)	11,647	7,644
Non-controlling interests	(13)	(13)	(10)	(33)	(25)

Consolidated statement of financial position (Unaudited)

	As of December 31,	As of December 31,
In 000€	2024	2023
Assets
Non-current assets
Goodwill	43,391	43,158
Intangible assets	29,973	31,464
Property, plant & equipment	111,331	95,400
Right-of-Use assets	7,719	8,102
Deferred tax assets	3,523	2,797
Investments in convertible loans	3,994	3,744
Other non-current assets	5,892	5,501
Total non-current assets	205,823	190,166
Current assets
Inventories	16,992	17,034
Trade receivables	53,052	52,698
Other current assets	18,165	9,161
Cash and cash equivalents	102,304	127,573
Total current assets	190,513	206,465
Total assets	396,336	396,630

	As of December 31,	As of December 31,
In 000€	2024	2023
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	234,228	233,942
Retained earnings and other reserves	9,863	(1,783)
Equity attributable to the owners of the parent	248,578	236,646
Non-controlling interest	(86)	(53)
Total equity	248,492	236,594
Non-current liabilities
Loans & borrowings	23,175	33,582
Lease liabilities	5,112	5,333
Deferred tax liabilities	3,202	3,725
Deferred income	13,268	10,701
Other non-current liabilities	909	1,745
Total non-current liabilities	45,666	55,086
Current liabilities
Loans & borrowings	10,383	22,873
Lease liabilities	2,614	2,610
Trade payables	23,348	21,196
Tax payables	1,432	1,777
Deferred income	45,998	40,791
Other current liabilities	18,403	15,703
Total current liabilities	102,178	104,950
Total equity and liabilities	396,336	396,630

Consolidated statement of cash flows (Unaudited)

	for the twelve months ended December 31,
In 000€	2024	2023
Operating activities
Net (loss) profit for the period	13,406	6,695
Non-cash and operational adjustments	18,655	24,571
Depreciation of property plant & equipment	15,372	15,065
Amortization of intangible assets	6,435	6,504
Impairment of goodwill and intangible assets	-	4,228
(Gain) on bargain purchase	(23)
Share-based payment expense	285	39
Loss (gain) on disposal of intangible assets and property, plant & equipment	(312)	(415)
Government grants	(57)
Movement in provisions	539	(181)
Movement reserve for bad debt and slow moving inventory	236	499
Financial income	(9,122)	(5,033)
Financial expense	4,559	3,886
Impact of foreign currencies	29	(94)
(Deferred) income taxes	714	73
Working capital adjustments	(1,418)	(12,576)
Decrease (increase) in trade receivables and other receivables	(1,037)	(3,335)
Decrease (increase) in inventories and contracts in progress	(372)	(806)
Increase (decrease) in deferred revenue	1,270	525
Increase (decrease) in trade payables and other payables	(1,279)	(8,961)
Income tax paid & Interest received	813	1,469
Net cash flow from operating activities	31,456	20,157

	for the twelve months ended December 31,
In 000€	2024	2023
Investing activities
Purchase of property, plant & equipment	(24,649)	(9,235)
Purchase of intangible assets	(1,728)	(2,525)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	458	723
Acquisition of subsidiary (net of cash)	(2,670)	-
Net cash flow used in investing activities	(28,588)	(11,037)
Financing activities
Repayment of loans & borrowings	(23,267)	(16,723)
Repayment of leases	(3,122)	(3,549)
Capital increase	-	-
Interest paid	(1,337)	(1,750)
Other financial income (expense)	81	(346)
Net cash flow from (used in) financing activities	(27,644)	(22,368)
Net increase/(decrease) of cash & cash equivalents	(24,776)	(13,248)
Cash & Cash equivalents at the beginning of the year	127,573	140,867
Exchange rate differences on cash & cash equivalents	(492)	(46)
Cash & cash equivalents at end of the period	102,304	127,573

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	2,907	(539)	13,406	6,695
Income taxes	(874)	(809)	733	78
Financial expenses	434	266	4,516	3,865
Financial income	(3,735)	(32)	(9,224)	(5,019)
Depreciation and amortization	5,501	5,320	21,742	21,511
EBITDA	4,234	4,207	31,175	27,130
Share-based compensation expense (1)	72	39	285	39
Impairments (2)	-	4,228	-	4,228
Acquisition-related expenses of business combinations (3)	-	-	24	-
Adjusted EBITDA	4,306	8,474	31,484	31,397

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (3,572 kEUR) and the impairment of tangible and intangible assets of Engimplan (656 kEUR).

(3) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	2,907	(539)	13,406	6,695
Income taxes	(874)	(809)	733	78
Financial expenses	434	266	4,516	3,865
Financial income	(3,735)	(32)	(9,224)	(5,019)
EBIT	(1,268)	(1,113)	9,432	5,619
Share-based compensation expense (1)	72	39	285	39
Impairments (2)	-	4,228	-	4,228
Acquisition-related expenses of business combinations (3)	-	-	24	-
Adjusted EBIT	(1,195)	3,154	9,741	9,886

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (3,572 kEUR) and the impairment of tangible and intangible assets of Engimplan (656 kEUR).

(3) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended December 31, 2024
Revenues	31,837	11,124	22,719	65,680	0	65,680
Segment (adj) EBITDA	9,547	1,123	(2,989)	7,681	(3,375)	4,306
Segment (adj) EBITDA %	30.0%	10.1%	-13.2%	11.7%		6.6%
For the three months ended December 31, 2023
Revenues	27,848	11,250	26,198	65,295	0	65,295
Segment (adj) EBITDA	9,365	1,259	557	11,181	(2,708)	8,474
Segment (adj) EBITDA %	33.6%	11.2%	2.1%	17.1%		13.0%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the twelve months ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	0	266,765
Segment (adj) EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment (adj) EBITDA %	30.6%	12.7%	1.6%	16.0%		11.8%
For the twelve months ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127	0	256,127
Segment (adj) EBITDA	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment (adj) EBITDA %	26.2%	16.8%	6.8%	16.2%		12.3%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	2,907	(539)	13,406	6,695
Income taxes	(874)	(809)	733	78
Financial cost	434	266	4,516	3,865
Financial income	(3,735)	(32)	(9,224)	(5,019)
Operating (loss) profit	(1,268)	(1,113)	9,432	5,619
Depreciation and amortization	5,501	5,320	21,742	21,511
Corporate research and development	1,006	721	3,681	2,785
Corporate headquarter costs	2,717	2,869	10,254	10,464
Other operating income (expense)	(276)	(844)	(2,350)	(3,077)
Impairments (1)	-	4,228	-	4,228
Segment EBITDA adjustments (2)	-	-	24	-
Segment adjusted EBITDA	7,681	11,181	42,784	41,530

(1) Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (3,572 kEUR) and the impairment of tangible and intangible assets of Engimplan (656 kEUR).

(2) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: February 20, 2025